UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 9, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioSante Pharmaceuticals, Inc.

File No. 001-31812 - CF#25138

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BioSante Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 3, 2010 and amended June 7, 2010.

Based on representations by BioSante Pharmaceuticals that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through May 3, 2015
Exhibit 10.2	through May 3, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel